Exhibit 1

For Immediate Release	9 November 2011

WPP PLC (“WPP”)

Scrip dividend alternative in respect of the First Interim Dividend for 2011

Application for Listing

WPP plc (the Company) announces that an application has been made to the UK Listing Authority and to the London Stock Exchange for 1,328,638 ordinary shares of ten pence each in the capital of the Company to be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange.

It is expected that admission will be granted and dealings will commence on 14 November 2011.

Full details of the Company’s Scrip Dividend Scheme are contained in the Circular dated 19 April 2011 which was sent to share owners together with the Company’s Annual Report and Accounts for the year ended 31 December 2010. A copy of the Circular is also available to view on WPP’s website www.wpp.com.

Contact:

Feona McEwan, WPP +44 (0) 207 408 2204

www.wpp.com